

February 28, 2014

Via E-mail

Tad J. Freese, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> **Re: Adavnced Micro Devices, Inc.**
> **Schedule TO**
> **Filed February 21, 2014, amended February 26, 2014**
> **File No. 005-07443**

Dear Mr. Freese:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1.   Please revise your disclosure responsive to Items 3, 4(b), 5, 6, 8 and 10 to include this disclosure in the offer document as delivered to security holders.

Offer to Purchase

Purpose of the Offer, page 6

2.   Please revise this section to describe the purpose for which you are conducting the offer. Your current disclosure simply describes your action in making the offer.

Withdrawal of Tendered Notes, page 12

3.   Please revise this section to describe the withdrawal rights set forth in Rule 13e-4(f)(2)(ii).

Conditions of the Tender Offer, page 13

4.   Refer to the fourth full condition on page 14. Revise your offer document to describe the "contemplated benefits of the offer" to you.

5.   We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights, this failure shall not constitute a waiver of such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

6.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Certain United States Federal Income Tax Considerations, page 17

7.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Apply this comment to the same language in the letter of transmittal.

Letter of Transmittal

8.   We note in instruction 8 (page 8) of the letter of transmittal the disclosure that you may assert a condition "regardless of the circumstances, including any action or inaction by AMD." A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to exclude your reference to actions or inactions by the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions